Healthcare Acquisition Corp
2116 Financial Center
666 Walnut Street
Des Moines, Iowa 50309

July 13, 2007
VIA EDGAR
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street, NE - Mail Stop 3561
Washington, D.C. 20549
Attn: Mr. Duc Dang

Re:	Healthcare Acquisition Corp
Preliminary Proxy Statement Amendment No. 4
Filed on July 12, 2007
File No. 1-32587

Mr. Dang:

Pursuant to the comment letter from the Staff dated July 11, 2007, Healthcare Acquisition Corp. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with. respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand and acknowledgement that that the Division of Enforcement has access to all information which we have provided to the staff of the Division of Corporation Finance in its review of our filing or in response to SEC comments on our filing.

Sincerely,

Healthcare Acquisition Corp.

By:/S/ Matthew Kinley
Matthew Kinley
President